Exhibit 99.1

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.                                       Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202 USA

2.                                       Date of Material Change

January 22, 2007

3.                                       News Release

The date and place(s) of issuance of the news release are as follows:

January 22, 2007 in Denver, Colorado

The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange being the only exchanges upon which the shares of the Issuer are listed, and through various other approved public media.

4.                                       Summary of Material Change(s)

Queenstake Resources Ltd. and its wholly owned subsidiary, Queenstake Resources USA Inc., filed suit on January 19, 2007 against American International Specialty Lines Insurance Company, a subsidiary of AIG, in United States District Court for the District of Colorado seeking $8 million in damages under a reclamation costs insurance policy.

5.                                       Full Description of Material Change

Denver, Colorado – January 22, 2007 – Queenstake Resources Ltd. and its wholly owned subsidiary, Queenstake Resources USA Inc., (collectively “Queenstake”) filed suit on January 19, 2007 against American International Specialty Lines Insurance Company, a subsidiary of AIG, (the “Insurance Company”) in United States District Court for the District of Colorado.

The suit seeks over $8 million in damages as a result of the Insurance Company’s failure to reimburse Queenstake under its reclamation costs insurance policy for the costs to construct an evaporation pond at Queenstake’s Jerritt Canyon gold mining and processing operation in Nevada. The evaporation  pond was mandated by the Nevada Department of Environmental Protection earlier in 2006 as part of Jerritt Canyon’s long-term closure and reclamation plan. Queenstake’s insurance policy includes coverage in respect of reclamation related costs arising as a result of changes in applicable environmental laws and government mandates. Queenstake is being represented in this matter by the law firm Anderson Kill & Olick, P.C. of New York.

Due to the nature of legal proceedings, the timing and amount of any damages that may be recovered by Queenstake is uncertain.

This legal action is unrelated to the ongoing process of reviewing strategic alternatives, which Queenstake and its financial advisors Blackmont Capital are currently engaged in.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.                                      Omitted Information

Not Applicable

8.                                      Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Dorian (Dusty) Nicol, Chief Executive Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557 (ext. 106)

9.                                      Date of Report

January 29, 2007